# Programmed Plan of Transactions Under Rule 10b5-1



## Plan 260304671TIPT

**General Instructions:**

I appoint Wells Fargo Clearing Services, LLC and/or Wells Fargo Advisors Financial Network, LLC ("Wells Fargo Advisors")[i] as my agent for the purposes of implementing a programmed plan of transactions designed to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as outlined below (the "Plan").
I understand that the Plan is subject to acceptance by Wells Fargo Advisors and that, upon acceptance, Wells Fargo Advisors shall use its reasonable best efforts to effectuate the Plan. This Plan is valid only for the specific security and maximum total shares indicated:

## Client Information ("Client")

Name: Michael G. Barnes

Title: CEO/Chairman

Relationship of Client to Issuer:

- ✔ Officer (defined in Rule 16a-1(f))

- ✔ Director

- ❑ 10% (or Greater) Shareholder

- ❑ Other (Specify): Subject to trading windows

## Company Information ("Issuer")

Issuer Name:      Tiptree Inc.

Stock Symbol:      TIPT

Name of Security:   Common

Contact Person:   Siew Kwok, General Counsel

| | | | |
|---|---|---|---|
| I | ✔ am ❑ am not | subject to trading and/or Issuer-imposed restrictions. |
| I | ✔ am ❑ am not | an "affiliate" as that term is defined in SEC Rule 144. |
| I | ✔ am ❑ am not | subject to the requirements of Section 16 of the Exchange Act. |

## Plan Term & Termination:

Date of Plan Adoption (or Client signature, if later) ("Adoption Date"):   March 11, 2026

First Possible Trade Date (subject to the Cooling Off Period, defined below):      June 10, 2026

Termination Date: March 10, 2027

## Security Information:

Maximum Number of Shares Affected by this Plan ("Maximum Shares"): Purchase up to $2,000,000 of stock, exclusive of transaction fees and costs

Source of Securities Affected by this Plan:    ✔ Shares Held
❑ Employer granted stock options
❑ Restricted Stock/Restricted Stock Unit Award
❑ Other Employer Benefit Plan (Describe):

## Trade Instructions:

I instruct Wells Fargo Advisors to enter orders to purchase the following shares, not to exceed the Maximum Shares indicated on Page 1 of this Plan, in accordance with the schedule provided below with such transactions to begin on the date(s) identified in the table below, subject to the Cooling Off Period as that term is defined below (each, a "Trade Start Date") and ending on the date(s) identified in the table below (each, a "Trade End Date"). Unless otherwise indicated herein, the orders shall be filled sequentially in the order presented.

All orders shall be placed prior to market open on each applicable Trade Start Date(s), or as soon as is practicable thereafter, and shall be cancelled as of market close on the Trade End Date of each applicable order's trading period. I understand that it may not be possible to effectuate a complete purchase of all shares included within the trading period defined for each order shown below. Unless otherwise indicated, partial fills of orders shall be allowed with any remaining balance to be purchased on the next day on which the principal market of the securities covered by the Plan is open for trading (each such day, a "Trading Day") thereafter through and including the Trade End Date(s), and unless otherwise indicated, no remaining balance for an order's trading period will be carried over to the next order's trading period.

If any purchase authority remains as of market close on the Termination Date (or the last Trading Day immediately prior thereto), then all open orders shall be cancelled at such time. Wells Fargo Advisors agrees to use reasonable efforts, consistent with ordinary principles of best execution, to purchase shares in accordance with the terms of the Plan.

If a limit price is specified below (each such price, a "Limit Price"), Wells Fargo Advisors shall purchase the securities subject to the applicable Limit Price (if any) as soon as such Limit Price is attained (or as soon thereafter as is practicable under ordinary principles of best execution) within the trading period(s) specified below, assuming sufficient volume exists to support such execution. Orders may be entered using a "not held" designation, in which case Wells Fargo Advisors would exercise time and price discretion with respect to such trading activity; provided, however, that no purchases would occur below the designated Limit Price, if applicable.

## See attached "Exhibit A – Purchase Schedule"

**Client's trade instructions are set forth on the attached, Exhibit A – Purchase Schedule, which are attached hereto, and incorporated herein by this reference as if fully set forth here**

# DISCLOSURES, REPRESENTATIONS AND FURTHER INSTRUCTIONS FOR PROGRAMMED PLAN OF TRANSACTIONS

**General Representations**. I understand that this Plan is intended to conform to certain provisions of Rule 10b5-1 under the Exchange Act (the "Rule"), and that a plan adopted, executed and operated in compliance with the Rule provides an affirmative defense against allegations of insider trading, to a person who comes into possession of material non-public information with respect to a security and effects a trade in that security, provided that instructions to effect the trade are included in a 10b5-1 plan established prior to the person becoming aware of the material non-public information. I hereby certify and represent to Wells Fargo Advisors that, as of the date of my signature below:

- I am not in possession of material non-public information about the Issuer or the securities which are the subject of this Plan.

- I am adopting the Plan in good faith and not as part of a plan or scheme to evade compliance with federal securities laws or the prohibitions contained in the Rule. I will act in good faith with respect to all transactions contemplated by this Plan during the term of the Plan and with respect to any modifications of this Plan.

- The securities to be purchased under this Plan will be owned free and clear by me, except as otherwise disclosed herein, and are not subject to any restrictions on transfer, other than those imposed by Rule 144 or Rule 145 under the Securities Act of 1933 (the "Act"). Further, neither I nor the securities covered by the Plan, are under any legal, regulatory or contractual restriction or undertaking that would prevent Wells Fargo Advisors from acting upon the Trade Instructions, including, but not limited to, any private placement transfer restrictions, pledge or other encumbrances, liens, rights of first refusal, or any other matters that may prohibit or prevent the free transfer of the securities covered by this Plan;

- I have no other 10b5-1 trading plans currently in effect, or scheduled to take effect, except as specifically disclosed to Wells Fargo Advisors, and will not enter into any other 10b5-1 trading plans during the term of this Plan without promptly disclosing such plan to Wells Fargo Advisors. I understand that the adoption of an additional trading plan, or any modification of an existing plan, during the term of this Plan may impact the terms of this Plan and may mean that the affirmative defense contemplated under the Rule will not be available to me.

- If I am a director or executive officer of Issuer, I am not subject to any current pension fund blackout period applicable to Issuer and am not aware of the actual or approximate beginning or ending dates of any such blackout period.

- I understand that it is my responsibility to comply with all applicable securities laws and and all applicable policies of Issuer with respect to the transactions contemplated by this Plan.

- I understand that the laws governing insider trading are fact-specific and that Wells Fargo Advisors does not and cannot guarantee that any transaction that is executed pursuant to the Plan will be deemed covered by the protections of the Rule.

**Adoption Date.** This Plan will become effective as of the Adoption Date (or such date of my signature, if later than the stated Adoption Date).

**First Possible Trade Date.** I intend that trading under this Plan shall begin on or after the First Possible Trade Date indicated on Page 1. I acknowledge and understand that the Rule imposes mandatory waiting periods following the Adoption Date before the transactions contemplated by this Plan (the "Instructions") can begin ("Cooling Off Period"). If I am an "Officer" or "Director" as those terms are defined in Rule 16a-1(f), the Cooling Off Period shall be no less than the later of (i) 90 days following the Adoption Date and (ii) the earlier of (A) two business days following the disclosure of the Issuer's financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted (or, for foreign private issuers, a Form 20-F or a Form 6-K that discloses the Issuer's financial results) and (B) 120 days following the Adoption Date. If I am not an Officer or Director, the Cooling Off Period shall be no less than 30 days following the Adoption Date. I understand and agree that the trading provided for in the Instructions may be delayed as necessary to facilitate compliance with the Rule and in no event shall any transactions occur prior to the first Trading Day following expiration of the Cooling Off Period established by the Rule based upon my position and relationship to the Issuer.

**Termination of Plan.** I direct that this Plan will terminate at the earliest of (i) market close on the Termination Date and (ii) the completed purchase or sale of the Maximum Shares subject to this Plan. In addition, this Plan shall terminate, regardless of whether the Maximum Shares have been purchased or sold, if:

- Wells Fargo Advisors receives written notice of my death;

- Wells Fargo Advisors receives written notice from me terminating this Plan (which may be given for any reason);

- I receive written notice from Wells Fargo Advisors terminating this Plan (which may be given for any reason);

- I fail to pay for any trade entered pursuant to the Plan or fail to comply in any material respect with any applicable law and/or my obligations under this Plan;

- Upon my, or Issuer's notice informing Wells Fargo Advisors that any of the following contingencies have occurred and instructing that the Plan should be terminated:

  - ➤ A public announcement has been made of a tender offer involving the securities covered by the Plan;

  - ➤ A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction involving Issuer in which the securities covered by the Plan would be subject to a lock-up provision or in which Issuer is not expected to be the surviving entity following the conclusion of such transaction;

  - ➤ A sale has been made of all or substantially all of the assets of Issuer on a consolidated basis to an unrelated person or entity, or a transaction affecting Issuer occurs in which the owners of Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

  - ➤ A dissolution or liquidation of Issuer takes place; or

  - ➤ I, or Issuer, have a good faith belief that the Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which Issuer is a party or by which Issuer is bound.

In no event shall Wells Fargo Advisors be deemed to have not followed the Plan if I, or Issuer, do not provide notice of the above contingencies prior to the placement of a scheduled order under the Plan.

**Modification of Plan.** This Plan may not be modified unless (a) Issuer and I approve the modification in writing and such modification is accepted in writing by Wells Fargo Advisors, (b) I represent, in writing, on the date of such modification that I am not aware of any material non-public information regarding Issuer or any of its securities (including the securities covered by the Plan) and the modification is being made in good faith and not as part of a plan or scheme to evade compliance with federal securities laws or the prohibitions contained in the Rule, and (c) such modification occurs only in accordance with Issuer's insider trading policies and procedures, or as otherwise approved by Issuer. I understand that Issuer may impose additional requirements as a condition of allowing me to modify this Plan, including, but not limited to, a period of time which must elapse before trading may resume following such modification. I agree to comply with any such additional requirements imposed by Issuer or by the Rule and to advise Wells Fargo Advisors of such requirements.

I understand that a modification of this Plan that, in the opinion of Wells Fargo Advisors, affects the amount, price or timing of transactions will require a new Cooling Off Period, starting with the effective date of the modification, before trading under the modified Plan can begin. Further, I understand that a modification of any other 10b5-1 plan that I have entered into during the term of this Plan may be deemed a modification of this Plan and I agree to notify Wells Fargo Advisors if I have modified, or intend to modify, any other plan(s) that is (are) effective during the term of this Plan. I agree that any such modification of this Plan, or any other plan which is effective during the term of this Plan, shall be undertaken at my own risk without liability or consequence to Wells Fargo Advisors.

**Suspension of Plan.** I understand that trading under this Plan may be suspended if Wells Fargo Advisors has received written notice from Issuer, or from me, of the occurrence of any event that would prohibit a sale under this Plan, including, but not limited to, the existence of any legal, accounting, regulatory or contractual restriction applicable to Issuer or to me, including, but not limited to, Regulation M. Such notice will only indicate the anticipated duration of the trading prohibition and will not include any other information about the nature of the event causing the trading prohibition or its applicability to me. Upon receipt of such written notice, I expressly authorize Wells Fargo Advisors to suspend trading as soon as practicable and trading shall not resume until Wells Fargo Advisors has received written notice of the lifting of such suspension or the resolution of the underlying restriction and upon which, a new Cooling Off Period may be imposed at the sole discretion of Wells Fargo Advisors. In the event that the events giving rise to a suspension of trading cannot be resolved within a reasonable time, I understand and acknowledge that Wells Fargo Advisors reserves the right, in its sole discretion, to terminate this Plan in accordance with the provisions contained herein.

Upon the resumption of trading following a suspension, any contemplated trades having a Trade End Date that occurred during such suspension period shall be deemed to have expired as of their original Trade End Date. Any trades having a Trade Start Date which occurred during the period of suspension shall be placed as soon as practicable for the balance of time remaining until the Trade End Date applicable to such trade. All other trades shall be placed as originally indicated in the Plan.

**Single Trade Plans.** I understand that if this Plan is designed to effect the purchase or sale of the total amount of securities covered by the Plan as a single transaction, the affirmative defense contemplated by Rule 10b5-1(c) will not be available to me if, within the 12-month period prior to the Adoption Date of this Plan, I entered into another 10b5-1 plan that was designed to effect the purchase or sale of the total amount of securities covered by that plan as a single transaction.

**Effect of Deviation From Instructions.** I understand that the protections of the Rule may not apply if I alter the Plan or deviate from the instructions in any way. I further understand that I may be considered to have altered or deviated from the Plan if I change the amount, price or timing of any purchase or sale; if I enter supplemental, ad hoc orders with respect to the security that is the subject of the Plan; if I attempt to directly or indirectly influence the timing of the placement or execution of orders other than through these written instructions; or if I enter or alter a corresponding or hedging transaction with respect to such security. I understand that any such activities would be undertaken at my own risk without liability or consequence to Wells Fargo Advisors.

**Effect of Actions That Could Influence Markets.** I understand that the protections of the Rule may not apply if I individually or in concert with others take actions that could influence the market price of the Shares; for example, by influencing the acceleration or delay in the release of material information with respect to the Issuer, in a manner that might reasonably be expected to impact whether trades would or would not be likely to occur under this Plan. I understand that any such activities would be undertaken at my own risk without liability or consequence to Wells Fargo Advisors.

**Market Disruptions, Internal Restrictions and Other Unusual Situations.** I understand that Wells Fargo Advisors may not be able to effectuate a sale due to a market disruption or a legal, regulatory or contractual restriction to which it may be subject. If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to Wells Fargo Advisors, or any other event, Wells Fargo Advisors agrees to so advise me and effectuate such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event. In addition, it is understood that, from time to time, Wells Fargo Advisors places internal restrictions on the ability of customers to enter orders in connection with specific securities. In the event that such restrictions may apply to the securities covered by this Plan, and that such restrictions would prevent orders from being placed in connection with these instructions, then this Plan will automatically terminate with no liability to Wells Fargo Advisors.

**Non-Trading Days and Trading Restrictions.** If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day that is not a Trading Day, or on which the transaction is prohibited due to other circumstances, then I direct that the transaction occur on the next Trading Day following the original date indicated or following the lifting of such trading restriction.

**State Insider Trading Laws.** I understand that some states may have their own laws that relate to insider trading. I understand that Wells Fargo Advisors makes no representation to me with respect to whether this Plan conforms to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

**Effect of "Short-Swing Profit" Rules.** I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of stock that occurs within six months of each other if I own 10% or more of any class of the Issuer's equity securities, or if I am an officer or director of Issuer (i.e., "short-swing profits"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and that I will seek my own counsel with respect to ensuring compliance with such rules.

**Sales of "Restricted Securities" as Defined in SEC Rule 144.** I understand that the Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against sale (other than Rule 144 or Rule 145 of the Act).

If I am considered an "Affiliate" of the Issuer as defined in Rule 144, then I understand that the provisions of that rule may limit the number of shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I have directed to be sold and any lesser amount of shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. Further, because volume limitations are applicable under Rule 144 regardless of where I may sell securities, I represent that I will place no orders with other financial institutions to sell securities of the same class as those contemplated by this Plan without immediately notifying Wells Fargo Advisors.

I acknowledge that the filing of Form 144 with the Securities and Exchange Commission (the "SEC") may be necessary for Wells Fargo Advisors to facilitate Rule 144 sales for my account. Wells Fargo Advisors hereby agrees to file any necessary Forms 144 with the SEC on my behalf. I understand and acknowledge that such Forms 144 shall be filed electronically on the SEC's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system. I agree to provide to Wells Fargo Advisors such signed authorization to act as my filing agent for Form 144 and such information that is necessary for such filings, as requested by Wells Fargo Advisors. I agree to take all such actions required of me to facilitate such electronic filings, including, but not limited to, enrolling in the EDGAR system and maintaining my EDGAR account and designating Wells Fargo Advisors as a delegated entity (or accepting its delegation request).

I agree to release, hold harmless and discharge Wells Fargo Advisors and its affiliates, officers, directors, employees, agents, successors and assigns from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing and filing Forms 144 on my behalf under Rule 144 except, in each case, to the extent such claims, demands, losses, liabilities, damages or expenses are attributable to Wells Fargo Advisors' gross negligence, willful misconduct or bad faith.

In the event that Rule 144 is unavailable at any time during the term of this Plan, no further sales will be made until such time that I or Issuer demonstrate to Wells Fargo, in its sole discretion and to its satisfaction, that the sales will be made under an effective registration statement or another exemption from the registration requirements of the Act and upon which, a new Cooling Off Period may be imposed and sales volume may be restricted at the sole discretion of Wells Fargo Advisors. In the absence of an effective registration statement or exemption from the registration requirements of the Act, Wells Fargo Advisors reserves the right to suspend sales under the Plan until such time as an exemption becomes available or terminate this Plan in accordance with the provisions contained herein.

**Reporting Requirements for Certain Shareholders.** I understand that there are securities laws and rules that require certain shareholders to timely file reports with the SEC as to the shareholder's purchases and sales of Issuer's securities. I understand that it is my responsibility to ensure compliance with such rules, and I will seek my own counsel with respect to whether and when such reports need to be filed.

**Adjustments to Share and Dollar Amounts.** All share numbers and per share dollar amounts set forth in this Plan shall be adjusted proportionately, or in such manner as to preserve the original intent of the Plan, to account for any stock splits, stock dividends and/or similar events occurring after the Adoption Date with respect to the securities covered by this Plan.

**Coordination with Issuer.** I understand that Issuers may restrict or limit employees or certain other persons from trading in Issuer's securities (e.g., an employee or director may only be permitted to trade during certain "window periods" or may be prohibited from trading during certain "blackout periods"). In addition, I understand that, if I am deemed to be an affiliate or an affiliated purchaser of Issuer whose securities I might be purchasing, then my transactions could limit or otherwise hinder Issuer's ability to effectuate a share repurchase program under federal securities laws and rules, including, but not limited to, SEC Rule 10b-18. Therefore, I represent to Wells Fargo Advisors that, to the extent such provisions may apply to me, I have reviewed this Plan with Issuer and Issuer has consented to the Plan. I further authorize Wells Fargo Advisors to provide a copy of this Plan to Issuer and to discuss the terms of this Plan with Issuer, including the confirmation of any trades hereunder or the provision of such information as needed by Issuer to complete any regulatory filings required of me or Issuer. Wells Fargo Advisors shall use reasonable business efforts to notify the Issuer on trade date, but in no event later than the next business day.

**Indemnification.** I understand that Wells Fargo Advisors can make no representation or guarantee that any transaction entered according to the Plan will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material non-public information or other laws or rules governing securities transactions. Therefore, in consideration of Wells Fargo Advisors' acceptance of these instructions, I hereby agree to indemnify and hold harmless Wells Fargo Advisors and its affiliates, officers, directors, employees, agents, successors and assigns from any claims, liabilities, losses or expenses (including any legal fees and expenses reasonably incurred) arising out of (i) any assertions that the Plan or sales made under the Plan do not comply with the Rule or with state securities laws or regulations prohibiting trading on the basis of material non-public information or (ii) Wells Fargo Advisors' actions taken or omitted in compliance with the Plan; except, in each case, to the extent such liabilities, losses or expenses are attributable to Wells Fargo Advisors' gross negligence, willful misconduct or bad faith.

**Confidentiality.** Wells Fargo Advisors will maintain the confidentiality of the Trade Instructions and will not disclose the Trade Instructions to any person or entity, except: (i) to employees, affiliates and agents of Wells Fargo Advisors who have a legitimate business need to know such information, (ii) to Issuer, in connection with the above Coordination with Issuer provision, (iii) if required by law or by appropriate administrative process, to any governmental agency having jurisdiction over Wells Fargo Advisors or any self-regulatory organization of which it is a member, such as identification of the Plan's inception on Form 144 filings, or (iv) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction, provided that Wells Fargo Advisors shall give prompt notice to me of its receipt of a subpoena or similar process.

**Wells Fargo Advisors Policies and Procedures on Insider Trading.** Wells Fargo Advisors acknowledges that it has implemented and will maintain reasonable policies and procedures, taking into consideration the nature of its business, to ensure that individuals making investment decisions relating to this Plan will not violate the laws prohibiting trading on the basis of material nonpublic information with respect to Issuer and/or the securities covered by this Plan. Such policies and procedures may include those that restrict any purchase, sale, and causing any purchase or sale of any security as to which the person has material nonpublic information, or those that prevent such individuals from becoming aware of such information.

**Effect of Instructions on Other Agreements with Wells Fargo Advisors.** Nothing in this Plan changes any other terms or agreements that are already applicable to my account or accounts, or that otherwise exist between Wells Fargo Advisors and me.

**Inconsistency with Applicable Law.** If any provision of this Plan is, or subsequently becomes inconsistent with any applicable present or future law, rule or regulation, that provision shall be deemed modified, or, if necessary, rescinded, to the extent necessary to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

**Recognition of the U.S. Special Resolution Regimes.** (i) In the event Wells Fargo Advisors becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of the Agreement (and any interest and obligation in or under, and any property securing, this Agreement) from Wells Fargo Advisors will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Agreement (and any interest and obligation in or under, and any property securing, this Agreement) were governed by the laws of the United States or a state of the United States; and (ii) In the event Wells Fargo Advisors or an Affiliate of Wells Fargo Advisors becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights with respect to the Agreement that may be exercised against Wells Fargo Advisors are permitted to be exercised to no greater extent than the Default Rights could be exercised under the U.S. Special Resolution Regime if the Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this subsection, the term "Agreement" shall be deemed to refer to this Plan and all transactions entered into under or pursuant to this Plan. In addition, the following terms shall have the following meanings:

"Affiliate" has the meaning given in section 2(k) of the Bank Holding Company Act (12 U.S.C. § 1841(k)) and section 225.2(a) of the Federal Reserve Board's Regulation Y.

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means the Federal Deposit Insurance Act and regulations promulgated thereunder and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations promulgated thereunder.

**Choice of Law.** This Plan shall be governed by and construed in accordance with the laws of the State of New York.

**Enforceability in the Event of Bankruptcy.** The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

**Counterparts.** This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

**Acknowledgement.** By signing this form I agree that I have read and understood all of the disclosures and representations outlined in this agreement. Wells Fargo Advisors and I further agree, acknowledge and confirm that Issuer is not a party to this Plan, but is signing below only to acknowledge the existence of the Plan.

**Michael G. Barnes**

X _____
Client Signature

_____March 11, 2026_____
Date

**Wells Fargo Advisors**

By _____
Branch Manager/BDMR/Qualified Supervisor

_____3/11/26_____
Date

**Acknowledged on behalf of Issuer:**

By: _____
Siew Kwok
**Title:** General Counsel and Chief Compliance Officer

_____March 11, 2026_____
Date